Rainchief Energy Inc.

December 31, 2010
(Expressed in Canadian Dollars)

Consolidated Financial Statements

Management’s Responsibility for Financial Reporting

These consolidated financial statements have been prepared by and are the responsibility of the management of the Company. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, using management’s best estimates and judgments based on currently available information. When alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances.

The Company maintains an appropriate system of internal controls to provide reasonable assurance that financial information is accurate and reliable and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Company’s independent auditors, Watson Dauphinee & Masuch, Chartered Accountants, were appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States), and their report follows.

“Paul E. Heney”
Paul E. Heney
Director

“Bradley J. Moynes”
Bradley J. Moynes
Director

Independent Auditors’ Report

To the Shareholders of:
RAINCHIEF ENERGY INC.

We have audited the accompanying consolidated financial statements of Rainchief Energy Inc. and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of operations, deficit, comprehensive loss, and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Rainchief Energy Inc. and its subsidiaries as at December 31, 2010 and 2009, and their financial performance and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter – Going Concern

In forming our opinion, which is not qualified, we have considered the adequacy of the disclosures made in Note 1 to the consolidated financial statements concerning the ability of Rainchief Energy Inc. and its subsidiaries to continue as a going concern. The company incurred a net loss of $398,327 during the year ended December 31, 2010, and as of that date, had an accumulated deficit of $3,280,089 since inception. These conditions, along with the other matters explained in Note 1 to the consolidated financial statements, indicate the existence of a material uncertainty which may cast significant doubt about the company’s ability to continue as a going concern. The financial statements do not include the adjustments that would result if Rainchief Energy Inc. and its subsidiaries were unable to continue as a going concern.

“Watson Dauphinee & Masuch”
Chartered Accountants

Vancouver, B.C., Canada
April 29, 2011

RAINCHIEF ENERGY INC.

Consolidated Balance Sheets
As at December 31, 2010 and 2009
(Expressed in Canadian Dollars)

	2010	2009
	$	$
ASSETS

CURRENT
Cash	171,237	-
HST/GST Recoverable	13,204	13,843
Subscription Receivable (Note 6(b)(iii))	20,374	-

	204,815	13,843

Property and Equipment (Note 5)	333	441

	205,148	14,284

LIABILITIES

CURRENT
Bank Indebtedness	-	10,986
Accounts Payable and Accrued Liabilities	129,940	179,633
Due to Related Parties (Note 9(a))	-	91,810

	129,940	282,429

SHAREHOLDERS' EQUITY

Share Capital (Note 6(b))	2,786,932	2,241,445
Share Subscription Advance (Note 13(a))	196,263	5,384
Contributed Surplus (Note 6(e))	372,102	366,788
Accumulated Other Comprehensive Income	-	-
Deficit	(3,280,089)	(2,881,762)

	75,208	(268,145)

	205,148	14,284

Nature and Continuance of Operations (Note 1)
Segmented Information (Note 11)
Subsequent Events (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

Approved on Behalf of the Board:

“Paul E Heney”	“Bradley J. Moynes”

Paul E. Heney	Bradley J. Moynes
Director	Director

RAINCHIEF ENERGY INC.

Consolidated Statements of Operations and Deficit
As at December 31, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

	2010	2009	2008
	$	$	$

SALES	-	3,838	14,767
COST OF SALES	-	3,241	43,351

GROSS PROFIT (LOSS)	-	597	(28,584)

EXPENSES
Accounting, Audit and Legal	44,025	51,226	90,084
Advertising, Promotion and Website Development	16,500	1,816	38,560
Amortization	107	227	519
Bad Debt (Note 9(a))	5,900	71,000	-
Consulting and Investor Relations (Note 9(b))	148,050	174,191	103,162
Development Costs	3,480	-	-
Filing and Transfer Agent Fees	17,639	14,095	3,128
Interest and Bank Charges	283	3,378	2,905
Management Fees (Note 9(b))	-	125,515	129,279
Office and Telephone	1,036	10,047	10,189
Office and Warehouse Rent	4,635	11,221	15,865
Stock-Based Compensation (Note 6(e))	-	194,281	-
Travel and Automobile	9,177	3,027	13,931

	250,832	660,024	407,622

LOSS BEFORE OTHER ITEMS	(250,832)	(659,427)	(436,206)
Foreign Exchange (Loss) Gain	(9,917)	20,315	(30,773)
Contingent Loss on Legal Claim (Note 10)	-	(60,750)	-
Net Gain on Sale of Subsidiaries (Note 3)	-	222,555	-
Net (Loss) Gain on Settlement of Debts (Note 6(b)(iv))	(13,332)	-	21,505
Loss on Sale of Oil and Gas Interests (Note 7)	-	(2,718)	-
Write-Down Oil and Gas Interests	-	-	(40,499)
Write-Down Intangible Asset (Note 4)	(124,246)	-	-

NET LOSS FOR THE YEAR	(398,327)	(480,025)	(485,973)

Deficit, Beginning of the Year	(2,881,762)	(2,401,737)	(1,915,764)

DEFICIT, END OF THE YEAR	(3,280,089)	(2,881,762)	(2,401,737)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (POST-SHARE CONSOLIDATION)	18,560,292	2,495,843	1,804,562

BASIC AND DILUTED LOSS PER SHARE (POST-SHARE CONSOLIDATION)	(0.02)	(0.19)	(0.27)

The accompanying notes are an integral part of these consolidated financial statements.

RAINCHIEF ENERGY INC.

Consolidated Statements of Comprehensive Loss
As at December 31, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

	2010	2009	2008
	$	$	$

NET LOSS FOR THE YEAR	(398,327)	(480,025)	(485,973)

Other Comprehensive Income for the Year	-	-	-

COMPREHENSIVE LOSS FOR THE YEAR	(398,327)	(480,025)	(485,973)

The accompanying notes are an integral part of these consolidated financial statements.

RAINCHIEF ENERGY INC.
Consolidated Statements of Cash Flows
As at December 31, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

	2010	2009	2008
	$	$	$
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net Loss for the Year	(398,327)	(480,025)	(485,973)

Non-Cash Items
Amortization	107	227	519
Bad Debt	5,900	71,000	-
Consulting and Investor Relations	-	82,029	68,548
Stock-Based Compensation	-	194,281	-
Unrealized Foreign Exchange Loss	-	-	754
Net (Gain) on Sale of Subsidiaries	-	(222,555)	-
Net Loss (Gain) on Settlement of Debts	13,333	-	(21,505)
Loss on Sale of Oil and Gas Interests	-	2,718	-
Write-Down Oil and Gas Property	-	-	40,499
Write-Down Intangible Asset	124,246	-	-

	(254,741)	(352,325)	(397,158)
Change in Non-Cash Working Capital Accounts (Note 8(a))	(12,880)	53,921	105,822

	(267,621)	(298,404)	(291,336)

FINANCING ACTIVITIES
Shares Issued for Cash, Net of Issuance Costs	279,227	210,271	169,247
Shares Subscription Advance	196,263	5,384	-
Advances from Related Parties	-	64,199	145,838
Net Proceeds from Promissory Note	-	7,784	-

	475,490	287,638	315,085

INVESTING ACTIVITIES
Acquisition of Oil and Gas Interests	-	(10,501)	(30,500)
Acquisition of Subsidiary	(25,646)	-	-
Proceeds on Sale of Subsidiaries	-	10,001	-
Cash Disposed of on Sale of Subsidiaries	-	(283)	-

	(25,646)	(783)	(30,500)

INCREASE (DECREASE) IN CASH	182,223	(11,549)	(6,751)

(Bank Indebtedness) Cash, Beginning of the Year	(10,986)	563	7,314

CASH (BANK INDEBTEDNESS), END OF THE YEAR	171,237	(10,986)	563

Supplemental Cash Flow Information (Note 8)

The accompanying notes are an integral part of these consolidated financial statements.

RAINCHIEF ENERGY INC.
Notes to the Consolidated Financial Statements
December 31, 2010
(Expressed in Canadian Dollars)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

Rainchief Energy Inc. (the “Company”) was incorporated on December 28, 2000 under the Company Act of the Province of British Columbia, Canada. The Company is engaged in the financing and development of photovoltaic solar energy projects in Europe (Note 4). Prior to January 1, 2010, the Company had operations in oil and gas exploration, and wine and spirit distribution (Note 3).

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. The Company has incurred significant operating losses and negative cash flows from operations, and has been reliant on external financing of equity. As at December 31, 2010, the Company has an accumulated deficit of $3,280,089 since inception.

The Company’s ability to continue operations is uncertain and is dependent upon the support of its creditors, upon its ability to maintain current financing obligations and obtain necessary financing for its development projects, and upon future profitable operations. The outcome of these matters cannot be predicted at this time.

These consolidated financial statements do not reflect any adjustments to the amounts and classifications of assets and liabilities, which would be necessary should the Company be unable to continue as a going concern.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared using Canadian generally accepted accounting principles (“Canadian GAAP”) as summarized below.

a)	Basis of Presentation

The consolidated financial statements include the accounts of the Company, and its wholly-owned subsidiaries, Jaydoc Capital Corp. from the date of acquisition on December 22, 2010 (Note 4) and Rainchief Renewable-1 S.R.L. All intercompany transactions and balances have been eliminated.

The Company disposed of its wholly-owned subsidiaries, Black Diamond Importers Inc., Liberty Valley Wines LLC and Point Grey Energy Inc., during the year ended December 31, 2009, and accordingly, these consolidated financial statements only include the accounts of these subsidiaries up to their date of disposal (Note 3). The wine and spirit distribution and oil and gas exploration activities of these subsidiaries comprised the Company’s principal business operations prior to January 1, 2010, and therefore has not been presented as a disposal of an operating segment of the Company or as discontinued operations in accordance with Emerging Issues Committee (“EIC”) 161 on discontinued operations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook. The financial results of the Company’s reporting segments have been presented in Note 11.

b)	Property and Equipment

Property and equipment are recorded at cost. Amortization is calculated using the following methods and annual rates, except in the year of acquisition when one-half the rate is used:

Computer Equipment	30% Per Annum, Declining Balance Basis
Furniture and Equipment	20% Per Annum, Declining Balance Basis

c)	Project Development Costs

Project development costs are expensed as incurred.

RAINCHIEF ENERGY INC.
Notes to the Consolidated Financial Statements
December 31, 2010
(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

d)	Long-Lived Asset Impairment

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is assessed based on the carrying amount of a long-lived asset compared to the sum of the future undiscounted cash flows expected to result from the use and the eventual disposal of the asset. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value

e)	Share Capital

The Company records proceeds from share issuances net of commissions and issuance costs. Shares issued for other than cash consideration are valued at the quoted price on the Over-the-Counter Bulletin Board in the United States based on the earliest of: (i) the date the shares are issued, and (ii) the date the agreement to issue the shares is reached.

f)	Stock-Based Compensation

Employee stock options and other types of stock-based compensation are accounted for using the fair value based method. The Company estimates the fair value using the Black-Scholes option-pricing model. The fair value of an option is estimated on the date of grant and expensed over the vesting period. The fair value of a broker’s warrant is determined on the date of grant and recorded as share issuance costs.

Consideration received on the exercise of stock options or broker’s warrants is recorded as share capital and the related contributed surplus amount is transferred to share capital.

g)	Loss Per Share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. Diluted loss per share is the same as basic loss per share as the issuance of shares on the exercise of stock options and share purchase warrants is anti-dilutive.

h)	Income Taxes

The Company uses the asset and liability method of accounting for income taxes, whereby future income tax assets and liabilities are recognized based on temporary differences between the financial statement carrying amounts of assets and liabilities, and their respective tax bases. Future income tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which the differences are expected to reverse. Future income tax assets, including the benefit of income tax losses available for carry-forward, are only recognized to the extent that it is more likely than not that the Company will realize those assets.

i)	Foreign Currency Translation

The Company’s reporting and functional currency is the Canadian dollar. Transactions in foreign currencies are translated to Canadian dollars at the rates in effect on the transaction date. Exchange gains or losses arising on translation or settlement of foreign currency denominated monetary items are charged to the statement of operations in the period they arise.

RAINCHIEF ENERGY INC.
Notes to the Consolidated Financial Statements
December 31, 2010
(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

j)	Comprehensive Income

Comprehensive income is the change in net assets from transactions related to non-shareholder sources. The Company presents gains and losses which would otherwise be recorded as part of net earnings in other comprehensive income until it is considered appropriate to recognize them into net earnings.

k)	Financial Instruments

The Company’s financial instruments are classified into one of the following categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale assets or other financial liabilities.

Financial assets and liabilities held-for-trading are recorded at fair value with gains and losses recognized in net income. Financial assets and liabilities held-to-maturity, loans and receivables, and other financial liabilities are recorded at amortized cost using the effective interest method. Available-for-sale financial instruments are recorded at fair value with unrealized gains and losses recognized in other comprehensive income and reported in shareholders’ equity.

Cash are classified as held-for-trading and carried at their fair values. Subscription receivable is classified as loan and receivable and carried at its amortized cost. Accounts payable and accrued liabilities and amounts due to related parties are classified as other financial liabilities and carried at their amortized cost.

l)	Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of the amortization period of property and equipment, the estimated amount of accrued liabilities, the realization of future income tax assets, the determination of the fair value of shares, share purchase warrants and share rights issued for debt, services and property. Actual results could differ from those estimates.

m)	Future Accounting Change – International Financial Reporting Standards (“IFRS”)

In February 2008, the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by IFRS for fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. Accordingly, the conversion from Canadian GAAP to IFRS will be applicable to the Company’s reporting for the first quarter ended March 31, 2011, with restatement of comparative information presented.

The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency activities, certain contractual arrangements, capital requirements and compensation arrangements.

The financial reporting impact of the transition to IFRS is not expected to have a material impact on the Company’s consolidated financial statements.

RAINCHIEF ENERGY INC.
Notes to the Consolidated Financial Statements
December 31, 2010
(Expressed in Canadian Dollars)

NOTE 3 – SALE OF SUBSIDIARIES

On September 30, 2009, the Company disposed of its interests in Black Diamond Importers Inc. (“BDI”) and Liberty Valley Wines LLC (“LVW”) to a Director of the Company for $10,000. These subsidiaries were in the business of distributing wine and spirit products in the Province of British Columbia, Canada and in the United States.

On December 30, 2009, the Company disposed of its interests in Point Grey Energy Inc. (“PGE”) to a Director of the Company for nominal consideration. The subsidiary was engaged in the acquisition, exploration, development and production of oil and gas interests in the Province of Alberta, Canada.

The Company recorded a net gain on the sale of these subsidiaries in 2009 as follows:

	BDI	LVW	PGE	Total
	$	$	$	$

Consideration	5,000	5,000	1	10,001
Net Liabilities of Subsidiaries Disposed	197,057	10,543	4,954	212,554

Gain on Sale of Subsidiaries	202,057	15,543	4,955	222,555

The consolidated carrying amounts of the assets and liabilities of BDI and LVW as of September 30, 2009 and PGE as of December 30, 2009 were:

Assets

Current
Cash	566	-	-	566
Accounts Receivable	1,350	-	-	1,350
GST Recoverable	818	-	-	818
Inventory	9,635	-	-	9,635

	12,369	-	-	12,369
Due from Related Party	-	9,421	-	9,421
Property and Equipment	470	-	-	470
Oil and Gas Interests	-	-	1	1

	12,839	9,421	1	22,261

Liabilities

Current
Accounts Payable and Accrued Liabilities	128,168	19,964	-	148,132
Due to Related Parties	81,728	-	4,955	86,683

	209,896	19,964	4,955	234,815

Net (Liabilities)	(197,057)	(10,543)	(4,954)	(212,554)

The operations of these former subsidiaries comprised the Company’s principal business operations, and therefore have not been segregated and presented as a disposal of an operating segment of the Company or as discontinued operations.

RAINCHIEF ENERGY INC.
Notes to the Consolidated Financial Statements
December 31, 2010
(Expressed in Canadian Dollars)

NOTE 3 – SALE OF SUBSIDIARIES (Continued)

The accounts of these integrated foreign operations, which were recorded in United States dollars, were translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities were translated at the rate of exchange in effect as at the balance sheet date and non-monetary assets and liabilities were translated at their applicable historical rates. Revenues and expenses were translated at the average rates prevailing for the year, except for amortization which was translated at the historical rates associated with the assets being amortized. Foreign exchange gains and losses from the translation of foreign operations were reflected in the statement of operations.

NOTE 4 – ACQUISITION OF JAYDOC CAPITAL CORP.

Effective December 22, 2010 the Company acquired all of the issued and outstanding common shares of Jaydoc Capital Corp (“Jaydoc”), a company incorporated under the Business Corporations Act of the Province of British Columbia, Canada. The purchase consideration was satisfied by the Company issuing 4,000,000 common shares with a fair value of $80,000 and 7,000,000 share rights with a fair value of $18,600 valued at the date of the purchase agreement on October 12, 2010. Each share right was exercisable into one common share of the Company at a price of US$0.02 per share until November 22, 2010.

Jaydoc was acquired to facilitate the Company’s business venture in solar energy development. The assets of Jaydoc are its business plan and strategic business relationship with operational partners that offer experience and knowledge in the development, engineering and construction of solar energy projects in Italy and the European Union. Jaydoc had no other assets or liabilities as at the date of acquisition.

The acquisition has been accounted for by the purchase method with the fair value of the consideration being allocated to intangible asset comprising of the business plan and relationship for solar power project under development.

$

Fair Value of 4,000,000 Common Shares Issued	80,000
Fair Value of 7,000,000 Share Rights Issued	18,600
Legal Fees Incurred	25,646

Total Consideration Paid, Being the Fair Value of Intangible Asset Acquired	124,246

On November 22, 2010, the former shareholders of Jaydoc (the “vendors”) subscribed to 5,000,000 common shares of the Company upon the exercise of share rights for gross proceeds totalling $101,386 (US$100,000) at an exercise price of US$0.02 per share. The fair value of these share rights in the amount of $13,286 was transferred from contributed surplus to share capital accordingly. The remaining 2,000,000 share rights expired unexercised.

On December 31, 2010, the Company wrote down the intangible asset due to the lack of reliable measurement of the future cash flows of the solar energy project.

On March 4, 2011, the Company entered into a Stock Surrender, Settlement and Voluntary Pooling Agreement with the former shareholders of Jaydoc who agreed to surrender 4,500,000 common shares of the Company as final settlement of deficiencies identified in certain representations arising out of the Jaydoc acquisition (Note 13(b)).

RAINCHIEF ENERGY INC.
Notes to the Consolidated Financial Statements
December 31, 2010
(Expressed in Canadian Dollars)

NOTE 5 – PROPERTY AND EQUIPMENT

		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$
2010
Computer Equipment	3,890	3,757	133
Furniture and Equipment	1,656	1,456	200

	5,546	5,213	333

2009
Computer Equipment	3,890	3,699	191
Furniture and Equipment	1,656	1,406	250

	5,546	5,105	441

NOTE 6 – SHARE CAPITAL

a)	Authorized Capital

Unlimited number of common shares without par value.

b)	Issued and Outstanding Common Shares

	Number of	Amount
	Common Shares	$

Balance, December 31, 2008 (Pre-Share Consolidation)	23,818,852	2,031,174

Shares Issued for Cash, Net of Share Issue Costs (i)	4,020,000	210,271

Balance, December 31, 2009 (Pre-Share Consolidation)	27,838,852	2,241,445

Share Consolidation (ii)	(25,054,944)	-

Balance, March 22, 2010 (Post-Share Consolidation)	2,783,908	2,241,445

Shares Issued for Cash, Net of Share Issue Costs (iii)	10,660,000	198,215
Shares Issued for Debt (iv)	15,130,000	152,600
Shares Issued for Exercise of Share Rights (Note 4)	5,000,000	101,386
Fair Value of Share Rights Exercised (Note 4)	-	13,286
Shares Issued for Acquisition of Subsidiary (Note 4)	4,000,000	80,000

Balance, December 31, 2010 (Post-Share Consolidation)	37,573,908	2,786,932

RAINCHIEF ENERGY INC.
Notes to the Consolidated Financial Statements
December 31, 2010
(Expressed in Canadian Dollars)

NOTE 6 – SHARE CAPITAL (Continued)

b)	Issued and Outstanding Common Shares (Continued)

i)

On June 26, 2009 the Company completed a private placement of 3,050,000 pre-share consolidation units at a price of US$0.05 per unit, raising gross proceeds of $179,463 (US$152,500). Each unit consisted of one common share and one share purchase warrant exercisable into one common share at a price of US$0.10 per share expiring from March 27, 2010 to May 29, 2010.

On December 2, 2009 the Company completed a private placement of 970,000 pre-share consolidation units at a price of US$0.05 per unit, raising gross proceeds of $51,747 (US$48,500). Each unit consisted of one common share and one share purchase warrant exercisable into one common share at a price of US$0.10 per share expiring from May 29, 2010 to August 5, 2010.

The Company incurred share issue costs totalling $20,939.

	ii)	On March 22, 2010, the Company consolidated its share capital on the basis of 1 new common share for 10 old common shares.

iii)

On March 22, 2010, the Company completed a private placement of 50,000 units at a price of US$0.10 per unit, raising total gross proceeds of $5,384 (US$5,000). Each unit consisted of one common share and one share purchase warrant exercisable into one common share at a price of US$1.00 per share until March 22, 2011. The proceeds were received by the Company during the year ended December 31, 2009.

On May 19, 2010, the Company completed a private placement of 9,110,000 units at a price of US$0.02 per unit, raising gross proceeds of $191,505 (US$182,200). Each unit consisted of one common share and one share purchase warrant exercisable into one common share at a price of US$0.02 per share until March 30, 2015.

On October 5, 2010 the Company completed a private placement of 500,000 units at a price of US$0.04 per unit, raising gross proceeds of $20,276 (US$20,000). Each unit consisted of one common share and one share purchase warrant exercisable into one common share at a price of US$0.04 per share until October 15, 2015.

On November 22, 2010 the Company completed a private placement of 1,000,000 units at a price of US$0.02 per unit, raising gross proceeds of $20,374 (US$20,000). Each unit consisted of one common share and one share purchase warrant exercisable into one common share at a price of US$0.02 per share until October 28, 2015. The subscription proceeds owing by a director of the Company was received subsequently on April 21, 2011.

The Company incurred share issue costs totalling $39,324.

iv)

On May 19, 2010, the Company issued 15,000,000 common shares with a fair value of $150,000 for settlement of debts totalling $97,710, and accordingly recorded a loss of $52,290 on debt settlement. These debts were owed, on the date of settlement, to arm’s length parties who acquired the debts from related parties of the Company on March 2, 2010 for a nominal consideration of $10.

On November 2, 2010, the Company paid $5,000 in cash and issued 130,000 common shares with a fair value of $2,600 for settlement of accounts payable totalling $46,558 owing to arm’s length parties. The Company recorded a gain of $38,958 on debt settlement.

c)	Escrow Shares

As at December 31, 2010, the Company has no shares (2009 – Nil) held in escrow (Note 13(b)).

RAINCHIEF ENERGY INC.
Notes to the Consolidated Financial Statements
December 31, 2010
(Expressed in Canadian Dollars)

NOTE 6 – SHARE CAPITAL (Continued)

d)	Share Purchase Warrants

The Company has the following warrants outstanding as at December 31, 2010 which expire on various dates between March 21, 2011 and October 28, 2015:

		Weighted Average
	Number of	Exercise Price
	Warrants	US$
Balance, December 31, 2008 (Pre-Share Consolidation)	2,800,000	0.17
Issued
Private Placements (Note 6(b)(i))	4,020,000	0.10
Consulting and Investor Relations Services (i)	1,700,000	0.08
Management Services (ii)	1,500,000	0.08
Expired	(2,300,000)	0.19
Balance, December 31, 2009 (Pre-Share Consolidation)	7,720,000	0.09
Share Consolidation (Note 6(b)(ii))	(6,948,000)	-
Balance, March 22, 2010 (Post-Share Consolidation)	772,000	0.92
Issued – Private Placements (Note 6(b)(iii))	10,660,000	0.03
Expired	(452,000)	1.00
Balance, December 31, 2010 (Post-Share Consolidation)	10,980,000	0.05

(i)

During the year ended December 31, 2009, the Company issued a total of 1,700,000 warrants with a total fair value of $82,029 (Note 6(e)) for investor relations and consulting services. Each warrant is exercisable into one common share at US$0.08 per share and expires on June 30, 2014. Subsequent to the share consolidation (Note 6(b)(ii)), the number of warrants issued has been adjusted to 170,000 warrants exercisable at US$0.80 per share.

(ii)

During the year ended December 31, 2009, the Company issued a total of 1,500,000 warrants with a total fair value of $194,281 (Note 6(e)) to Directors and Officers of the Company for management services. Each warrant is exercisable into one common share at a price of US$0.08 per share and expires on June 30, 2014. Subsequent to the share consolidation (Note 6(b)(ii)), the number of warrants issued has been adjusted to 150,000 warrants exercisable at US$0.80 per share.

e)	Contributed Surplus and Stock Based Compensation

	2010	2009
	$	$

Balance, Beginning of the Year	366,788	90,478
Warrants Issued for Consulting and Investor Relations Services	-	82,029
Warrants Issued for Management Services	-	194,281
Shares Rights Issued for Acquisition of Subsidiary (Note 4)	18,600	-
Fair Value of Exercised Share Rights Transferred to Share Capital	(13,286)	-

Balance, End of the Year	372,102	366,788

RAINCHIEF ENERGY INC.
Notes to the Consolidated Financial Statements
December 31, 2010
(Expressed in Canadian Dollars)

NOTE 6 – SHARE CAPITAL (Continued)

e)	Contributed Surplus and Stock Based Compensation (Continued)

The weighted average unit fair value of share rights and warrants issued during the years ended December 31, 2010 and 2009 was $0.003 and $0.09 respectively. The fair value of these share rights and warrants was estimated on the grant date utilizing the Black-Scholes pricing model with the following assumptions:

	2010	2009

Risk-Free Annual Interest Rate	0.89%	2.6%
Expected Annual Dividend Yield	0%	0%
Expected Stock Price Volatility	98%	179%
Expected Life of Share Right or Warrant	0.1 years	5.0 years

Option pricing models require the input of highly subjective assumptions. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a single reliable measure of the fair value of the warrants issued.

NOTE 7 – DISPOSAL OF OIL AND GAS INTERESTS

On July 8, 2009 the Company acquired a five-year petroleum and natural gas lease in the Peace River area of Alberta, Canada for total consideration of $10,501. The Company subsequently disposed of its interest in the property to an arm’s length party on December 30, 2009 for settlement of the outstanding principal and interest totaling $7,783 of a short-term promissory note. Accordingly, the Company recorded a loss of $2,718 on the disposition of the lease.

NOTE 8 – SUPPLEMENTAL CASH FLOW INFORMATION

		2010	2009	2008
		$	$	$
a)	Change in Non-Cash Working Capital Accounts

	Accounts Receivable	-	9,699	(11,050)
	HST/GST Recoverable	639	(11,548)	10,734
	Inventory	-	9,844	38,456
	Accounts Payable and Accrued Liabilities	(13,519)	45,926	67,682

		(12,880)	53,921	105,822

b)	Significant Non-Cash Financing Activities

	Shares Issued for Business Acquisition	80,000	-	-
	Share Rights Issued for Business Acquisition	18,600	-	-
	Shares Issued for Settlement of Debts	152,600	-	17,664
	Shares Issued for Amounts Owed to Related Parties	-	-	279,232

		251,200	-	296,896

c)	Other Information

	Interest Paid	-	1,787	1,115

RAINCHIEF ENERGY INC.
Notes to the Consolidated Financial Statements
December 31, 2010
(Expressed in Canadian Dollars)

NOTE 9 – RELATED PARTIES TRANSACTIONS

In addition to those transactions disclosed elsewhere in these consolidated financial statements, the Company has the following related party balances and transactions. All related party transactions were in the normal course of operations and were measured at the exchange value, which represented the fair value established and agreed to by the related parties.

a)	Due to Related Parties

	2010	2009
	$	$
Due to Directors and Officers	-	81,896
Due to Companies with Common Directors and Officers	-	4,414
Due to a Person Related to the Directors and Officers	-	5,500

	-	91,810

As at December 31, 2009, the Company had a net amount of $91,810 due to related parties which was unsecured, non-interest bearing and had no specific terms of repayment. During the year ended December 31, 2010, debts of $97,710 were assigned to arm’s length parties for a nominal consideration and were subsequently settled by the Company through the issuance of shares (Note 6(b)(iv)). Concurrent with the debt settlement, the Company wrote off $5,900 in an amount owed by a related party.

b)	Related Party Transactions

	2010	2009	2008
	$	$	$
Management fees charged by Officers of the Company for management, administration, supervision and company development services	-	125,515	129,279

Consulting fees charged by Directors of the Company and companies controlled by them for management and administration services	105,817	-	-

Bad debt on amount owed by related parties	5,900	71,000	-

	111,717	196,515	129,279

Effective November 1, 2010, the Company entered into a consulting agreement with a company controlled by a Director (also an Officer) of the Company for general management and administration services at $5,000 per month for a term of 2 years.

NOTE 10 – CONTINGENCY

In March 2009, the Company was served a Notice of Termination citing breach of a licensing agreement by the Company as a result of its default on certain royalty payments. The total amount of claim against the Company was $60,750 which the Company has recorded a provision on December 31, 2009 for this contingent liability.

The outcome of this legal claim is uncertain, and management is of the opinion that the claim has no merit and seeks to recover all costs. Any recovery resulting from the resolution of this contingency will be accounted for in the period of settlement.

RAINCHIEF ENERGY INC.
Notes to the Consolidated Financial Statements
December 31, 2010
(Expressed in Canadian Dollars)

NOTE 11 – SEGMENTED INFORMATION

Prior to 2010, the Company had operations in the exploration of oil and gas, and the distribution of wine and spirit (Note 3). Concurrent with the acquisition of Jaydoc on December 22, 2010 (Note 4), the Company commenced its operations in the financing and development of solar energy projects. As at December 31, 2010, the solar energy operation has no assets.

			Oil and Gas		Wine and Spirit
	Total		Exploration		Distribution		Corporate
	2010	2009	2010	2009	2010	2009	2010	2009
	$	$	$	$	$	$	$	$
Sales	-	3,838	-	-	-	3,838	-	-
Gross Profit	-	597	-	-	-	597	-	-
Amortization	107	227	-	-	-	83	107	144
Total Assets	205,148	14,284		-		-	205,148	14,284
Capital Expenditures	-	10,501	-	10,501	-	-	-	-

NOTE 12 – INCOME TAXES

a)	Provision for Income Taxes

A reconciliation of income taxes at the statutory tax rate is as follows:

	2010	2009	2008

Combined Federal and Provincial Income Tax Rates	13.50%	13.50%	14.92%

	$	$	$
Loss Before Income Taxes	(398,327)	(480,025)	(485,973)

Expected Income Tax Recovery	(53,774)	(64,803)	(72,495)
Permanent Differences	-	(2,223)	488
Change in Valuation Allowance	45,845	62,163	(43,707)
Effect of Change in Tax Rates	8,387	243	79,308
Expiration of Non-Capital Losses and Other	(458)	4,620	36,406

Income Tax Expense (Recovery)	-	-	-

b)	Future Income Taxes

The tax effects of significant temporary differences that give rise to future income tax assets as at December 31, 2010 and 2009 are:

Future Income Tax Assets:

Non-Capital Losses Carry-Forward	374,174	337,526
Capital Losses Carry-Forward	183	183
Property and Equipment and Other	8,598	197
Share Issue Costs	7,102	6,306

Valuation Allowance	(390,057)	(344,212)

Net Future Income Tax Assets	-	-

RAINCHIEF ENERGY INC.
Notes to the Consolidated Financial Statements
December 31, 2010
(Expressed in Canadian Dollars)

NOTE 12 – INCOME TAXES (Continued)

b)	Future Income Taxes (Continued)

As at December 31, 2010, the Company has non-capital losses of approximately $2,771,600 which may be applied to reduce future taxable income in Canada. The non-capital losses expire as follows:

2014	24,200
2015	86,300
2026	313,100
2027	515,300
2028	367,400
2029	1,157,900
2030	307,400

2,771,600

Future tax benefits which may arise as a result of these losses have not been recognized in these financial statements and have been offset by a valuation allowance.

NOTE 13 – SUBSEQUENT EVENTS

a)	Private Placements

On January 24, 2011, the Company completed a private placement of 1,300,001 shares at a price of US$0.15 per share, raising gross proceeds of $196,263 (US$195,000). The proceeds were received as of December 31, 2010 and were recorded as share subscription advance in equity.

On March 14, 2011, the Company completed a private placement of 403,333 shares at a price of US$0.15 per share, raising gross proceeds of $59,747 (US$60,500).

b)	Shares Surrendered and Returned to Treasury

Subsequent to year-end, the Company entered into a Stock Surrender, Settlement and Voluntary Pooling Agreement with the vendors on March 4, 2011, who agreed to surrender 50% of the common shares received for the sale of Jaydoc and 50% of the common shares received upon the exercise of share rights (Note 4).

A total of 4,500,000 common shares were returned to the treasury of the Company as final settlement of deficiencies identified by the Company in certain representations arising out of the Jaydoc acquisition. The Company will record the book value of the shares surrendered in the amount of $97,336 as a recovery in the statement of operations upon settlement in 2011.

In connection to the settlement, the vendors agreed to hold in escrow the remaining 4,500,000 common shares received from the Jaydoc sale and the private placement. 12.5% of these shares will be released at a 90-day interval with the first release on May 30, 2011.

RAINCHIEF ENERGY INC.
Notes to the Consolidated Financial Statements
December 31, 2010
(Expressed in Canadian Dollars)

NOTE 14 – FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks:

a)	Fair Values

The carrying values of cash, bank indebtedness, subscription receivable, accounts payable and accrued liabilities, and amounts due to related parties approximate their fair value as at the balance sheet date.

b)	Liquidity Risk

Liquidity risk refers to the risk that an entity will encounter difficulty meeting obligations associated with financial liabilities. The Company is dependent upon on the availability of credit from its suppliers and its ability to generate sufficient funds from equity and debt financing to meet current and future obligations. There can be no assurance that such financing will be available on terms acceptable to the Company.

c)	Credit Risk

Credit risk is the risk of loss associated with a counter party’s inability to fulfill its payment obligations. Management considers that risks related to credit are not significant to the Company at this time.

d)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Management considers that risks related to interest are not significant to the Company at this time. Amounts owed from and to related parties are non-interest bearing.

e)	Foreign Exchange Risk

The Company operates in Canada and Europe, and is publicly listed on the Over-The-Counter Bulletin Board in the United States. Some of its expenditures are payable in Euros and U.S. dollars, and its share subscription proceeds are receivable in U.S. dollars. The Company is therefore subject to currency exchange risk arising from the degree of volatility of changes in exchange rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. As at December 31, 2010, the Company had the following financial instruments denominated in U.S. dollars:

US$

Cash	165,532
Subscription Receivable	20,000

185,532

NOTE 15 – CAPITAL MANAGEMENT

The Company’s objective for managing its capital structure is to safeguard the Company’s ability to continue as a going concern and to ensure it has the financial capacity, liquidity and flexibility to fund its on-going operations and capital expenditures including investment in resource properties it has or may acquire.

The Company manages its share capital as capital, which as at December 31, 2010 totalled $2,786,932 (2009 – $2,241,445). At this time the Company’s access to the debt market is limited and it relies on equity issuances and the support of shareholders to fund its investments in capital assets and development of solar power projects. The Company monitors capital to maintain a sufficient working capital position to fund annualized administrative expenses and capital investments.

RAINCHIEF ENERGY INC.
Notes to the Consolidated Financial Statements
December 31, 2010
(Expressed in Canadian Dollars)

NOTE 15 – CAPITAL MANAGEMENT (Continued)

As at December 31, 2010 the Company had a working capital surplus of $74,875. The Company will issue shares and may from time to time adjust its capital spending to maintain or adjust the capital structure. There can be no assurance that the Company will be able to obtain debt or equity capital in the case of operating cash deficits.

The Company’s share capital is not subject to external restrictions. The Company has not paid or declared any dividends since the date of incorporation, nor are any contemplated in the foreseeable future. There were no changes in the Company’s approach to capital management during the year ended December 31, 2010.

NOTE 16 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (“CDN GAAP”) which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”) and from practices prescribed by the United States Securities and Exchange Commission (“SEC”).

Significant measurement differences between CDN and US GAAP and their effect on the consolidated balance sheets, statements of operations and deficit, and cash flows are quantified below and described in the accompanying notes.

		2010	2009
		$	$

Total Assets under CDN GAAP and US GAAP		205,148	14,284

Total Liabilities under CDN GAAP		129,940	282,429

Warrant Derivative Liability	(d)	1,614,000	143,000

Total Liabilities under US GAAP		1,743,940	425,429

Total Shareholders’ Equity (Deficiency) under CDN GAAP		75,208	(268,145)
Reduction in Share Capital and Contributed Surplus by the
Initial Value of Warrants and Share Rights	(d)	(605,345)	(486,670)
Adjustments to Accumulated Deficit:
Decrease in Write-Down of Intangible Asset	(c)	25,646	-
Acquisition-Related Costs Expensed	(c)	(25,646)	-
(Loss) Gain on the Change in Fair Value of Derivative Liability on Warrants and Share Rights	(d)	(1,008,655)	343,670
Total Shareholders’ Deficiency under US GAAP		(1,538,792)	(411,145)

RAINCHIEF ENERGY INC.
Notes to the Consolidated Financial Statements
December 31, 2010
(Expressed in Canadian Dollars)

NOTE 16 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

		2010	2009	2008
		$	$	$

Net Loss for the Year under CDN GAAP		(398,327)	(480,025)	(485,973)
Decrease in Write-Down of Intangible Asset	(c)	25,646	-	-
Acquisition-Related Costs Expensed	(c)	(25,646)	-	-
(Loss) Gain on the Change in Fair Value of Derivative Liability on Warrants and Share Rights	(d)	(1,352,326)	274,184	69,486

Net Loss for the Year under US GAAP		(1,750,653)	(205,841)	(416,487)

Basic and Diluted Loss per Share under US GAAP		(0.09)	(0.08)	(0.23)

Weighted Average Number of Common Shares Outstanding under CDN GAAP and US GAAP		18,560,292	2,495,843	1,804,562

The effect of measurement differences between CDN GAAP and US GAAP on the consolidated statement of cash flows for the years ended December 31, 2010, 2009 and 2008 are summarized below:

Cash Flows from Operating Activities under CDN GAAP		(267,621)	(298,404)	(291,336)
Acquisition-Related Costs Expensed	(c)	(25,646)	-	-
Cash Flows from Operating Activities under US GAAP		(293,267)	(298,404)	(291,336)
Cash Flows from Financing Activities under CDN GAAP and US GAAP		475,490	287,638	315,085
Cash Flows from Investing Activities under CDN GAAP		(25,646)	(783)	(30,500)
Acquisition-Related Costs Expensed	(c)	25,646	-	-
Cash Flows from Investing Activities under US GAAP		-	(783)	(30,500)
Cash, Beginning of the Year, under CDN GAAP and US GAAP		(10,986)	563	7,314
Cash (Bank Indebtedness), End of the Year, under CDN GAAP and US GAAP		171,237	(10,986)	563

a) Income Taxes

Under Canadian GAAP, future income tax assets and liabilities are recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded only at enacted tax rates. Any deferred income tax assets would have been required to be reduced to $Nil by a valuation allowance, which is consistent with the accounting treatment under Canadian GAAP. Accordingly, accounting for income taxes under Canadian and US GAAP has resulted in no significant differences.

The Company has reviewed its income tax positions in its tax filings, and based on its review, the Company does not believe that any income tax positions taken are subject to material uncertainty if reviewed by the Canada Revenue Agency or the Internal Revenue Service.

RAINCHIEF ENERGY INC.
Notes to the Consolidated Financial Statements
December 31, 2010
(Expressed in Canadian Dollars)

NOTE 16 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

b)	Stock-Based Compensation

Under both Canadian and US GAAP, the Company uses the fair value measurement method for stock- based compensation. Accordingly, there is no significant difference in the consolidated financial statements prepared under Canadian and US GAAP.

c)	Business Combination

The differences in Canadian and US GAAP with respect to business combination would result in a net decrease of $25,646 in the purchase cost of the acquisition of Jaydoc (Note 4) under US GAAP. As a result, the value of the intangible asset acquired and subsequently written down would be increased by the same amount under US GAAP in 2010.

(i) Measurement of Shares Issued

Under Canadian GAAP, the measurement date used for purposes of calculating the fair value of the common shares issued for a business combination is a reasonable period of time before and after the date of a written agreement. Under US GAAP, the measurement date is the date when control is obtained, on which the acquirer legally transfers consideration to the vendor and acquires the assets and assumes the liabilities of the acquiree. There was no material difference noted in the fair value of the common shares on these dates.

(ii) Business Combination – Acquisition-Related Costs

Under Canadian GAAP, direct expenses incurred with respect to a business combination are included in the cost of the purchase and therefore are included in the amounts assigned to the assets acquired and liabilities assumed. Under US GAAP, these acquisition-related costs are expensed as incurred.

Accordingly, the purchase cost of the acquisition of Jaydoc would be reduced by the acquisition- related costs of $25,646 which would be expensed as incurred under US GAAP.

d)	Warrant Derivative Liability

Under Canadian GAAP, the proceeds received on issuance of units, consisting of common shares and share purchase warrants, are not required to be allocated to the individual common share and warrant components when the instruments and its components are all determined to be equity instruments.

Effective January 1, 2009, the Company adopted new accounting guidance under US GAAP which indicates that an equity-linked financial instrument would not be considered indexed to an entity’s own stock if the exercise price is denominated in a currency other than the company’s functional currency, and would be accounted for as derivative liabilities with changes in fair value recorded to the consolidated statement of operations.

The functional currency of the Company is the Canadian dollar, while the exercise price of the Company’s warrants is denominated in US dollars. Accordingly, the Company’s warrants is now required to be treated as a derivative liability under US GAAP, with changes in fair value recorded to the consolidated statements of operations. The fair value of the warrants is determined using the Black-Scholes option- pricing model.

RAINCHIEF ENERGY INC.
Notes to the Consolidated Financial Statements
December 31, 2010
(Expressed in Canadian Dollars)

NOTE 16 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

d)	Warrant Derivative Liability (Continued)

On January 1, 2009, the grant date fair value of warrants of $40,408 and $81,078 was reallocated from share capital and contributed surplus respectively under US GAAP, and a derivative liability was recorded in the amount of $52,000 being the fair value of the warrants on January 1, 2009, with a decrease in opening accumulated deficit of $69,486 for the gain on change in fair value of derivative liability.

During the year ended December 31, 2009, the Company issued warrants with an initial value of $365,184 determined on a relative fair value basis on the date of grant. An amount of $88,874 and $276,310 was reallocated from share capital and contributed surplus respectively to derivative liability under US GAAP. As at December 31, 2009, the derivative liability was adjusted to its fair value of $143,000 with a decrease of $274,184 in consolidated net loss for the gain on change in fair value of derivative liability.

During the year ended December 31, 2010, the Company issued warrants with an initial value of $113,360 determined on a relative fair value basis on the date of grant, which was reallocated from share capital to derivative liability under US GAAP. As at December 31, 2010, the derivative liability was adjusted to its fair value of $1,614,000 with an increase of $1,357,640 in consolidated net loss for the loss on change in fair value of derivative liability. In addition, the fair value of unexercised, expired share rights was $Nil as at December 31, 2010, and accordingly the Company reallocated the grant date fair value of these share rights of $5,314 from contributed surplus to gain on change in fair value of derivate liability resulting in a decrease in consolidated net loss.

e)	Consolidated Statements of Cash Flows

The Company has included a subtotal in cash flows from operating activities. Under US GAAP, no such subtotal would be disclosed.